OICF

TATA

082-03733

30th October 2007
BP/AD-M1A/402

Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

SUPPL

Dear Sirs,

Audited Financial Results for the quarter / half year ended 30th September 2007

In terms of Clause 41 of the Listing Agreement, we send herewith a statement containing the Audited Financial Results of the Company for the quarter / half year ended 30th September 2007, which were approved by the Board of Directors of the Company at its meeting held today, along with a copy of the Audit Report.

We also forward herewith a copy of the Press Release issued by the Company.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Vice-President & Company Secretary

07028985

Encls.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

1/22

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

AUDITED FINANCIAL RESULTS FOR THE QUARTER/HALF-YEAR ENDED 30TH SEPTEMBER, 2007

	Particulars	Quarter ended		Half-Year ended		Year ended
		30-Sep-07	30-Sep-06	30-Sep-07	30-Sep-06	31-Mar-07
		MUs	MUs	MUs	MUs	MUs
1.	Generation	3,684	3,522	7,544	7,346	14,269
2.	Sales	3,811	3,545	7,867	7,352	14,422
		Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores
3.	Revenue	1,350.56	1,199.79	2,862.04	2,568.20	4,939.26
	Less: Rebate to consumers	-	-	-	-	223.94
	Net Revenue	1,350.56	1,199.79	2,862.04	2,568.20	4,715.32
4.	Other Income	131.44	78.34	199.90	119.30	343.99
5.	Total Income	1,482.00	1,278.13	3,061.94	2,687.50	5,059.31
6.	Expenditure					
	a) Staff Cost	78.89	58.77	143.63	99.36	191.90
	b) Cost of Power Purchased	127.69	172.32	336.20	349.16	664.58
	c) Cost of Fuel	780.81	612.01	1,658.61	1,424.64	2,708.91
	d) *Cost of components, materials and services in respect of contracts*	6.33	26.37	21.27	42.30	81.91
	e) Depreciation	70.90	73.11	142.34	149.13	291.92
	f) (Gain)/Loss on exchange (net)	(8.96)	(6.47)	(46.83)	6.60	(2.09)
	g) Other expenditure	95.49	85.27	192.24	150.42	353.63
	h) Total expenditure (6a to 6g)	1,151.15	1,021.38	2,447.46	2,221.61	4,290.76
7.	Interest	41.40	40.77	97.15	79.30	182.54
8.	Profit before tax (5-6-7)	**289.45**	**215.98**	**517.33**	**386.59**	**586.01**
9.	Provision for Taxation	32.02	13.66	69.70	62.42	(110.79)
10.	Profit after tax (8-9)	257.43	202.32	447.63	324.17	696.80
11.	Statutory Appropriations					22.83
12	Net Profit after tax and *Statutory Appropriations* (10-11)	**257.43**	**202.32**	**447.63**	**324.17**	**673.97**
13.	Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	207.81	197.92	207.81	197.92	197.92
14.	Reserves *including* Statutory Reserves					5,259.42
15.	Basic Earnings per Share on Net Profit after tax and Statutory Appropriations (not annualised) (In Rupees)	12.39	10.21	22.05	16.36	34.02
16.	Diluted Earnings per Share on Net Profit after tax and Statutory Appropriations (not annualised) (In Rupees)	11.66	9.58	20.75	15.39	32.09
17.	Aggregate of public shareholding					
	No. of shares #			13,37,32,600	13,36,37,330	13,37,11,000
	% of shareholding @			64.36	67.53	67.57
	# Excludes no. of shares held by custodians of GDR			3,33,560	3,78,830	3,55,160
	@ Excludes % of shareholding held by custodians of GDR			0.16	0.19	0.18
18.	Proposed Dividend (For the year ended 31-Mar-07)					
	Rate per share (Face Value Rs. 10/-) (In Rupees)			9.50	-	9.50
	Amount (Rs. in crores)			9.40	-	188.22

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

Rs. Crores

Particulars	Quarter ended		Half-Year ended		Year ended
	30-Sep-07	30-Sep-06	30-Sep-07	30-Sep-06	31-Mar-07
Segment Revenue					
Power Business	1,339.16	1,165.80	2,830.28	2,508.75	4,605.68
Others	11.27	34.04	31.76	59.52	110.90
Total Segment Revenue	1,350.43	1,199.84	2,862.04	2,568.27	4,716.58
Less: Inter segment revenue	(0.13)	0.05	-	0.07	1.26
Net Revenue	**1,350.56**	**1,199.79**	**2,862.04**	**2,568.20**	**4,715.32**
Segment Results (Profit before interest and tax)					
Power Business	205.74	194.44	405.97	382.79	477.29
Others	(4.40)	(9.26)	(12.34)	(11.39)	(17.11)
Total Segment Results	201.34	185.18	393.63	371.40	460.18
Less: Interest Expense	41.40	40.77	97.15	79.30	182.54
Add: Unallocated Income net of Unallocated Expense	129.51	71.57	220.85	94.49	308.37
Total Profit Before Tax	**289.45**	**215.98**	**517.33**	**386.59**	**586.01**
Capital Employed					
Power Business	4,823.77	4,260.55	4,823.77	4,260.55	4,678.68
Others	65.89	89.45	65.89	89.45	61.13
Unallocated	2,180.02	1,427.20	2,180.02	1,427.20	1,251.14
Total Capital Employed	**7,069.68**	**5,777.20**	**7,069.68**	**5,777.20**	**5,990.95**

Types of products and services in each business segment:

Power - Generation, Transmission and Distribution of Electricity.
Others - Electronics, Project Consultancy etc.

TATA

1. The above results were reviewed by the Audit Committee and approved by the Board of Directors at their meeting held on 30th October, 2007.

2. Maharashtra Electricity Regulatory Commission (MERC) had issued an Order dated 3rd October, 2006 on the Annual Revenue Requirement (ARR) for the financial years 2004-05 and 2005-06 and the ARR and tariff petition for the financial year 2006-07. In the said Order, MERC has held, inter alia, that, (a) certain items recoverable from consumers but not billed (based on MERC tariff regulations/order) should be considered only in the year in which the billing takes place and (b) certain expenses claimed by the Company as deductible from Clear Profits are not deductible. As a consequence, MERC has determined that on comparison of the Clear Profit with the Reasonable Return there is a net deficit of Rs. 164.45 crores (including interest) for the years 2004-05 and 2005-06 (as against a surplus of Rs. 81.62 crores determined and accounted by the Company) and the Order requires that the above deficit should be adjusted against the balance available in certain statutory reserves and consumer benefit account aggregating to Rs. 226 crores. The Order also provides that the balance of Rs. 61.55 crores available in the statutory reserves and consumer benefit account after the above adjustment be utilis

The Company had, filed an appeal dated 14th November, 2006 with MERC seeking review of the Order and MERC by its Order dated 22nd March, 2007 has disposed off the said review petition with certain observations and findings which have not been accepted by the Company. The Company is of the view, supported by legal opinion, that aforesaid Tariff Order of MERC can be successfully challenged and has, therefore, filed an appeal dated 4th May, 2007 with the Appellate Tribunal for Electricity (ATE) and pending final outcome, no adjustments have been made in the accounts for the period ended 30th September, 2007.

3. In respect of the Standby Charges dispute with Reliance Energy Ltd. (REL) for the periods from 1st April, 1999 to 31st March, 2004, the ATE has set aside the MERC Order dated 31st May, 2004 and directed the Company to refund to REL as on 31st March, 2004, Rs. 354 crores (including interest of Rs. 15.14 crores) and pay interest at 10% p.a. thereafter. As at 30th September, 2007 the accumulated interest was Rs.123.16 crores (Rs. 2.80 crores and Rs. 5.60 crores for the quarter and half year ended 30th September, 2007 respectively). On appeal, the Hon'ble Supreme Court has stayed the ATE Order and as directed, the Company has furnished a bank guarantee of Rs. 227 crores and also deposited Rs. 227 crores with the Registrar General of the Court, which has been withdrawn by REL on furnishing the required undertaking to the Court. The said deposit has been accounted as "Other Advances".

Further, no adjustment has been made for the reversal in terms of the ATE Order dated 20th December, 2006 of Standby Charges credited in previous years estimated at Rs. 519 crores. The aggregate of Standby Charges credited in previous years, net of tax is estimated at Rs. 465.86 crores, which will be adjusted, wholly by a withdrawal / set off from certain Statutory Reserves as allowed by MERC. No provision has been made in the accounts towards interest that may be finally determined as payable to REL. However, since 1st April, 2004, the Company has accounted Standby Charges on the basis determined by the respective MERC Tariff Orders.

The Company is of the view, supported by legal opinion, that the ATE's Order can be successfully challenged and hence, adjustments, if any, including consequential adjustments to the Deferred Tax Liability Fund and the Deferred Tax Liability Account will be recorded by the Company on the final outcome.

4. In a matter pertaining to distribution rights, the ATE has passed an Order which is in appeal in the Hon'ble Supreme Court. The financial consequences of the ATE's Order have neither been quantified in the Order nor been ascertained by the Company. The Company is of the view, supported by legal opinion, that the ATE's Order can be successfully challenged and consequently, no provision is considered necessary.

5. The quarterly/half yearly results do not reflect the adjustments required to be made towards Statutory Appropriations for the year and the adjustment arising on review of annual performance as stipulated under the Tariff Regulations 2005, which will be made for the year as a whole.

6. Other Income for the quarter and half year ended 30th September, 2007 includes Rs. 85.13 crores and Rs. 92.10 crores respectively (30th September, 2006 - Rs. Nil) on account of Profit (net) on sale of Long Term Investments.

7. Pursuant to limited revision to Accounting Standard (AS) 15, Employee Benefits (revised 2005), the Company has decided to charge the additional liability arising upon the first application of the Standard as an expense over a period of five years. Consequently, the adjustment to General Reserve made during the quarter ended 30th June, 2007 amounting to Rs. 42.11 crores (net of tax Rs. 19.59 crores) has been reversed, 'Other expenditure' for the quarter/half year ended 30th September, 2007 is higher by Rs. 6.17 crores and Profit after tax is lower by Rs. 5.05 crores.

8. a) During the period the Company, after obtaining the requisite approvals, has on a preferential basis, issued securities viz. 98,94,000 Equity Shares of Rs. 10 each at a premium of Rs. 577.08 per share and 1,03,89,000 Warrants to Tata Sons Ltd. (Promoters). Each Warrant would entitle Tata Sons Ltd. to subscribe to one Equity Share of the Company against payment in cash. As per the SEBI guidelines, an amount equivalent to 10% of the price i.e. Rs. 58.71 per Warrant has been received from Tata Sons Ltd. on allotment of the Warrants. The price at which the Warrants will be exercised will be determined in accordance with the SEBI guidelines. Accordingly, the outstanding Warrants have not been considered for computation of diluted earnings per share.

b) As approved by the Shareholders the above equity shares ranked pari passu in all respects including dividend with the existing equity shares of the Company. Accordingly, the Company has paid dividend amounting to Rs. 9.40 crores for the year ended 31st March, 2007 and dividend tax thereon amounting to Rs. 1.60 crores.

9. There are no items considered exceptional/extraordinary for the quarter/half year ended 30th September, 2007 (30th September, 2006 - Rs. Nil).

10. The number of investor complaints pending as on 1st July, 2007 were Nil, 6 complaints were received during the quarter, 2 complaints were disposed off during the quarter and 4 complaints remained unresolved as at the end of the quarter ended 30th September, 2007.

11. Previous period/year figures have been regrouped/reclassified wherever necessary.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

RATAN N TATA
Chairman

Date: 30th October, 2007.

TATA

Deloitte Haskins & Sells

Chartered Accountants
12, Dr. Annie Besant Road
Opp. Shiv Sagar Estate
Worli, Mumbai - 400 018
India

Tel : + 91 (22) 6667 9000
Fax: + 91 (22) 6667 9025

**AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
THE TATA POWER COMPANY LIMITED**

1. We have audited the quarterly financial results of THE TATA POWER COMPANY LIMITED for the quarter ended 30th September,2007 and the year to date results for the period 1st April, 2007 to 30th September, 2007, attached herewith, being submitted by the Company pursuant to the requirement of clause 41 of the Listing Agreement. These quarterly financial results as well as the year to date financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company's management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued by the Institute of Chartered Accountants of India and other accounting principles generally accepted in India.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial results. An audit also includes assessing the accounting principles used and significant estimates made by the Management. We believe that our audit provides a reasonable basis for our opinion.

3. The report on the accounts of Bangladesh branch audited by other auditors has been forwarded to the Company and has been appropriately dealt with.

4. Without qualifying our opinion,

   i. we draw attention to Note 2 to the financial results. As stated in the note, subject to the outcome of the Appeal filed before the Appellate Tribunal of Electricity against the Order of Maharashtra Electricity Regulatory Commission (MERC), no adjustments have been made for net deficit of Rs 164.45 crores as determined by MERC for the financial years 2004-05 and 2005-06 (as against a surplus of Rs 81.62 crores determined and accounted by the Company) and other consequential effects in the financial statements for the quarter/half year ended 30th September, 2007. The impact of the above on the results for the quarter/half year ended 30th September, 2007 cannot presently be determined pending the ultimate outcome of the matter. The Company is of the view, supported by legal opinion, that the Order given by MERC can be successfully challenged. In view of this no provision/adjustment has been considered necessary.

   ii. we draw attention to Note 3 to the financial results. As stated in the note, subject to the outcome of the Appeal filed before the Supreme Court, no adjustment has been made by the Company in respect of the standby charges accounted for as revenue in earlier periods and estimated at Rs. 519 crores and its consequential effects for the period upto 30th September, 2007. The impact of the above on the results for the quarter/half year ended 30th September, 2007 cannot presently be determined pending the ultimate outcome of the matter. The Company is of the view, supported by legal opinion, that the Tribunal's Order can be successfully challenged. In view of this no provision/adjustment has been considered necessary.

Deloitte
Haskins & Sells

iii. we draw attention to Note 4 to the financial results. The Company has filed an appeal in the Supreme Court, in connection with an Appellate Tribunal Order setting aside the Maharashtra Electricity Regulatory Commission (MERC) Order confirming the Company's right of distribution in certain areas and related matters thereto and allowing as a whole the appeal preferred by Reliance Energy Ltd., and the hearing of the appeal has been concluded and the Order is reserved. The financial consequences of the Appellate Tribunal Order have neither been quantified in the Order nor been ascertained by the Company. The Company is of the view, supported by legal opinion, that the Tribunal's Order can be successfully challenged. In view of this no provision/adjustment has been considered necessary.

iv. we draw atttention to Note 5 to the financial results. Adjustments required to be made towards Statutory Appropriations and adustments arising on review of annual performance as stipulated under Tariff Regulations 2005, if any, will be made as stated in the note.

5. In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results as well as the year to date results:

   i. are presented in accordance with the requirements of clause 41 of the Listing Agreement in this regard; and
   ii. give a true and fair view of the net profit and other financial information for the quarter ended 30th September, 2007 as well as the year to date results for the period from 1st April, 2007 to 30th September, 2007.

6. Further, we also report that we have also verified the number of shares as well as the percentage of shareholdings in respect of aggregrate amount of public shareholdings in terms of clause 35 of the Listing Agreements and the particulars relating to undisputed investor complaints from the details furnished by the Company's Registrars and found the same to be correct.

For Deloitte Haskins & Sells
Chartered Accountants

P. R. Ramesh

P.R.RAMESH
Partner
Membership No: 70928

Mumbai, 30th October,2007

TATA

immediate use **PRESS RELEASE**

Tata Power Quarterly Revenues increases by 12.57% at Rs.1350.56 Crores, Net Profit increases 27.24% at Rs.257.43 Crores

- **Half-Yearly Revenues up by 11.44% and PAT up by 38.09%**
- **Sales at 3811 MUs as compared to 3545 MUs in Q2 FY07**
- **Trombay Station recorded highest ever generation of 5042 MUs for H1FY08**
- **Jojobera Station recorded higher generation at 1442 MUs for H1FY08**
- **EPC contract with Toshiba for Steam Turbine Generators for Mundra, UMPP**
- **Order placed with Enercon for two additional wind projects of 50.4 MW**

Mumbai, 30th October 2007: The Tata Power Company Ltd, India's largest private power company, today announced its financial results for the quarter ended September 30, 2007.

HIGHLIGHTS-H1FY-08:

- During the half year ended Sept. 30, 2007,Tata Power reported profits of Rs. 447.63 crores and revenues of Rs. 2862.04 crores,an increase of 38.09% and 11.44% respectively. During the corresponding period last year, profits and revenues were Rs. 324.17 crores and Rs. 2568.20 crores respectively. Sales volume rose by 7.01% at 7867 MUs against 7352 MUs in H1 FY07.

- The gain on sale of Long term Investments for the half year ended Sept. 2007, included in the other income is Rs. 92.10 crores **(Rs. 85.13 crores for Q2).**The gain on exchange arising out of Exchange differences for the half year is Rs. 46.83 crores **(Rs. 8.96 crores for Q2).**

- The Company's Trombay Thermal Power Station recorded highest ever thermal generation of 5042 MUs and operated at a Plant Load Factor (PLF) of 86.32 %. Previous highest reported was 4802 MUs at PLF of 82.21 % in FY 03.

- The Jojobera Thermal Power Station recorded higher generation at 1442 MUs, improved PLF at 76.8%, as compared to 1333 MUs and PLF of 71%.

- In consultation with KPTCL, for the first time third party sale of power was executed under open access from this plant. 60 MW of power from Belgaum was brought to Mumbai through TPTCL to meet Mumbai demand.

HIGHLIGHTS-Q2 FY 08:

- Tata Power reported profits of Rs. 257.43 crores and revenues of Rs. 1350.56 crores, an increase of 27.24% and 12.57% respectively. During the corresponding period last year, profits and revenues were Rs. 202.32 crores and Rs. 1199.79 crores respectively. Sales volume rose by 7.5 % at 3811 MUs against 3545 MUs in Q2 FY06-07.

- The revenues from license area were up by 15.91% to Rs. 1172.00 crores as compared to Rs. 1011.12 crores in the corresponding period last year. The unit sales in license area increased by 5.01% to 3076 MUs in Q2 FY07-08 as against 2928 MUs in the corresponding period last year.

- Pursuant to the limited revision to AS 15 - Employee Benefits (Revised 2005), the Company has opted to charge the additional liability arising upon the first application of the Standard as an expense over a period of five years. The increased debit to Staff Cost and Other Expenditure on account of application of AS 15, including the amortisation of additional charge on first application is around Rs. 24.62 crores for Q2 (Rs. 28.35 crores for H1).

TATA POWER
The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 8801

TATA

immediate use **PRESS RELEASE**

GROWTH PLANS:

4000 MW, Mundra Ultra Mega Power Project:

The Ultra Mega Power project at Mundra, Gujarat is progressing on schedule. During the quarter, the Company announced the signing of an EPC contract with Toshiba Corporation for the supply of five 800 MW Steam Turbine Generators for the Mundra project. Toshiba Corporation's scope of work includes - the design, manufacture, test and supply of equipment related to the Steam Turbine Generator packages for the five units of 800 MW each. They will also be associated with the supervision of the commissioning of the turbines. Site preparatory works are in progress.

1050 MW Maithon Power Project :

For the 1050 MW Maithon project, a joint venture with DVC, orders for the main equipment have been placed (BTG Pkg on BHEL), other contracts are under finalization.

250 MW Trombay Unit 8:

The 250 MW Unit 8 expansion project at Trombay is proceeding as per schedule. Boiler drum erection completed ahead of schedule. Next milestone includes Boiler Hydro Test, Chimney work completion, Boiler Light up, Commencement of TG erection.

Wind Farm Projects:

50 MW Khandke Project will be commissioned by Nov 07. Two additional wind projects of 50.4 MW each are been developed in Jamnagar district at Gujarat and Gadag district at Karnataka. Order has been placed on Enercon for setting up these machines.

90 MW Power Project at Haldia:

During the year, the Company acquired the 2 X 45 MW (under construction) power plant from Hooghly Met Coke & Power Company Limited, a 98% subsidiary of Tata Steel Limited. The project is scheduled to be commissioned this financial year.

Captive Power Projects for Tata Steel:

The 120 MW Power House # 6 at Tata Steel Works, Jamshedpur and 120 MW Unit # 5 at Jojobera are progressing well.

Commenting on the Company's performance, Mr. Prasad R. Menon, Managing Director, Tata Power, said: 'The quarterly performance reinforces our commitment towards maximizing operational efficiencies and setting industry benchmarks through enhanced performance in our existing business. The Company continues to take further initiatives for additional generation in Maharashtra to meet the future needs in Mumbai and possible neighbouring regions. The Company is now in the implementation phase of several new projects and this augurs well for the future growth. These new projects on completion will lead to a step change in the Company's size of operations and will reflect in increased operating results in due course.'

About Tata Power:

The Tata Power Company Limited is India's largest private sector power utility with an installed generation capacity of over 2300 MW. The company has emerged as a pioneer in the Indian power sector, with a track record of performance, customer care and sustained growth. Tata Power has a presence in all the segments of the power sector viz generation (thermal, hydro, solar and wind), transmission and distribution. The Company won the bid for the first 4000 MW Ultra Mega Power Project at Mundra (Gujarat) and has acquired 30% stake in Indonesian Coal Mines. It has successful public-private partnerships in generation, transmission and distribution- North Delhi Power Limited with Delhi Vidyut Board for distribution in North Delhi, 'Powerlinks Transmission Ltd.' with Power Grid Corporation of India Ltd. for evacuation of Power from Tala hydro project in Bhutan to Delhi and 'Maithon Power Ltd.' with Damodar Valley Corporation for a 1000 MW Mega Power Project.

For further information please contact:

Shalini Singh
Chief, Corporate Communications
The Tata Power Company Limited
Phone: 6665 8748; Email: shalinis@tpc.co.in

Ayesha Silveira / Soumyashree Saha
Vaishnavi Corporate Communications
Phone: 66568787 Fax: 66568788
Email:ayeshas@vccpl.com / ssaha@vccpl.com

END